Exhibit 99.1

FERRARI RELEASES ITS 2021 ANNUAL REPORT AND
FILES ANNUAL REPORT ON FORM 20-F

Maranello (Italy), February 25, 2022 - Ferrari N.V. (NYSE/EXM: RACE) announced today that it has published its 2021 Annual Report and filed its annual report on Form 20-F, including financial statements for the fiscal year ended December 31, 2021, with the United States Securities and Exchange Commission.

Ferrari’s 2021 Annual Report and annual report on Form 20-F are available under section Investors on Ferrari’s corporate website at http://corporate.ferrari.com, where they can be viewed and downloaded1. Shareholders may request a hard copy of these materials, which include Ferrari’s audited financial statements, free of charge, through the contact below.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

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1 The 2021 Annual Report, including information concerning The Netherlands as Home Member State, and the annual report on Form 20-F are available on the Company’s corporate website (http://corporate.ferrari.com) at http://corporate.ferrari.com/en/investors/results/reports and at http://corporate.ferrari.com/en/investors/regulatory-filings-and-press-releases/sec-filings

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977